Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna pursues clarification from Mexican authorities on term of the Environmental Impact Authorization

Vancouver, February 4, 2022- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports that on January 28, 2022 it received a notice (the “Notice”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which advised that SEMARNAT has made a typographical error in the extension to the term of the environmental impact authorization (“EIA”) for the San Jose Mine, located in Oaxaca, Mexico.

On December 17, 2021, SEMARNAT granted the Company a 12 year extension (the “EIA Extension”) to the EIA for the San Jose Mine (refer to Fortuna news release dated December 20, 2021) which expires in October 2033. However, the Notice states that SEMARNAT has made a typographical error in the EIA Extension and that the correct term is two years.

The Company is of the view that the Notice was issued by the local office of SEMARNAT in error.

Fortuna’s Mexican subsidiary, Compañia Minera Cuzcatlan (“Minera Cuzcatlan”) is working with authorities to resolve this matter. In addition, Minera Cuzcatlan has initiated legal proceedings in the Federal Court to challenge and revoke said typographical error and to reconfirm the 12 year extension period granted by SEMARNAT in December 2021. The proceedings have been brought on the basis that:

•	Minera Cuzcatlan explicitly applied for a 12 year extension which SEMARNAT explicitly granted. The term of 12 years is referred to repeatedly in all documentation related to the filing of the application for the extension. No other period of time was contemplated in the documentation or in communication with SEMARNAT.

•	Minera Cuzcatlan has received legal advice that SEMARNAT is not legally able to argue a typographical error in order to amend the term of an EIA that has been extended by the authority, and which extension is consistent both with the application for the extension and the actual EIA Extension document. The document that SEMARNAT issued which evidences the EIA Extension refers to a 12 year extension several times throughout the document in different contexts.

•	Minera Cuzcatlan has also received approval from SEMARNAT to the regularization of the construction of infrastructure works at the San Jose Mine which has a term of 12 years. This is consistent with the 12 year extension of the EIA granted by SEMARNAT in December 2021 and is not affected by the Notice.

Minera Cuzcatlan is in full compliance with all material environmental laws and continues to operate under the terms of the EIA. The delivery of the Notice does not jeopardize the operations at the mine.

The Company is also currently working with senior level executives at the Secretaría de Gobernación (the Mexican Secretariat for Home Affairs) and communities from the greater surrounding area in relation to the mine to enhance and expand the social benefits of the mine in the region.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations: Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the legal proceedings initiated by Minera Cuzcatlan to revoke the Notice delivered by SEMARNAT which reduced the term of the environmental impact authorization at the San Jose Mine; the likelihood of success in the legal proceedings; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include among others, the ability of Minera Cuzcatlan to successfully revoke the Notice issued by SEMARNAT; changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; the easing of travel restrictions imposed in Argentina which were put in place to curb the spread of COVID-19; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; the ability of the current exploration programs to identify and or expand mineral resources, operational risks in exploration and development; delays or changes in plans with respect to exploration or development projects; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the Company will be successful in revoking the Notice issued by SEMARNAT; that the reconciliation of mineral reserves at the Company’s mines remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico, Argentina, Burkina Faso and Côte d’Ivoire with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals and permits will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.